Exhibit 99.1

Twelve Seas Sponsors I LLC 135 E. 57th Street, 8th Floor New York, NY 10022

December 19, 2019

CONFIDENTIAL

Anvil Trust

Re:	Binding LOI re Purchase Public Shares, Reversal of Redemption & Collateral From HBS Investments LP

Ladies and Gentlemen:

This binding letter of intent confirms the agreement of HBS Investments LP, a Cayman partnership (the “Guarantor”) and Anvil Trust, a                                , (the “Investor”) to take certain actions set forth herein relating to the securities of Twelve Seas Investment Company, a NASDAQ-listed company formed under the laws of Cayman Islands (“Twelve Seas”). The principal terms of our proposed transaction are set forth below and on Exhibit A attached hereto. To the extent of any inconsistencies, the terms set forth in Exhibit A shall govern.

1. Acquisition of Outstanding Public Shares. As soon as practicable following the execution of this letter of intent, the Investor shall purchase in a private transaction from a third party (the “Seller”) 1,000,000 publicly-traded ordinary shares of Twelve Seas (the “Purchased Shares”) for a purchase price of $10.32 per share (an aggregate of $10,320,000, the “Purchase Price”).

2. Reversal of Redemption. The Investor shall take all actions necessary so that (i) any prior actions taken by the Seller requesting the redemption of the Purchased Shares by Twelve Seas in connection with its initial business combination with Brooge Holdings Limited (“Pubco”) (the “Business Combination”) shall be reversed no later than 9:30am NY time on Friday, December 20, 2019, and (ii) such shares shall not be submitted for redemption in connection with the Business Combination.

3. Commitment Fee. Within 6 months of the closing of the Business Combination, the Guarantor shall transfer to the Investor 50,000 ordinary shares of Pubco to be received in the Business Combination that will be held by BPGIC Holdings Limited, a Cayman company, of which HBS is the beneficial owner (the “Beneficial Shares”).

4. Guaranteed Return; Collateral. The Guarantor guarantees that the Investor shall earn an internal rate of return on the Purchased Shares equal to 15% of the Purchase Price (compounded annually) (the “Guarantee”). The Guarantor shall use 1,500,000 Beneficial Shares of Pubco as “Collateral” for the Guarantee.

Within 6 months of the purchase, the Guarantor shall transfer the Collateral into an escrow account at Credit Suisse or any other bank nominated by the Investor in case Credit Suisse was not able to provide the required escrow service , located in a city of the Investor’s choice. Until the transfer occurs, the Investor shall have a security interest in Guarantor’s LP interest representing its’ beneficial ownership of the Collateral. If the transfer has not occurred within 6 months, then Guarantor shall transfer 12,500 shares per quarter until the transfer is completed.

Twelve Seas Sponsors I LLC 135 E. 57th Street, 8th Floor New York, NY 10022

If the 15% Guaranteed Return to the Investor is achieved without the use of any shares, units or warrants from the Collateral, the Investor will receive an additional 66,500 Beneficial Shares, annualized based pro rata on the portion of Purchased Shares still held. In addition, the Commitment Fee will not be taken into account in the calculation of the 15.0% Guaranteed Return.

5. Restrictions on Investor. During the first 12 months following the closing of the Business Combination, Investor shall not (i) sell the Purchased Shares (or Pubco securities exchanged therefor) at less than $10.32 per share, unless sold in an underwritten offering or other customary transfers to affiliates, and (ii) make any short sale of any securities of Twelve Seas or Pubco, or take any action that has a similar effect.

6. Negotiation of Definitive Agreements. The parties’ agree to use commercially reasonable efforts to negotiate, finalize and execute mutually acceptable definitive agreements embodying the proposed transaction described herein as soon as practicable (the “Agreements”), but in no event later than 30 days after the Closing (the “Expiration Date”). The documents shall include a Guaranty agreement in a form similar to Exhibit B attached hereto.

7. Miscellaneous.

(a) Expenses; Brokers. Each party shall be responsible for its own fees and expenses related to this letter agreement and the proposed transactions, except as may be set forth in the Agreements.

(b) Amendments. This letter of intent may only be amended, or any provision waived, by a written instrument executed by each of the parties hereto.

(c) Governing Law; Waiver of Jury Trial. This letter of intent shall be governed by and construed in accordance with the internal laws of the State of New York applicable to contracts made and to be performed in that State. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS LETTER OF INTENT.

(d) Arbitration. The Agreements shall contain an arbitration provision, to occur in London, and which will provide for all legal costs of the arbitration of the prevailing party to be paid for by the other party.

(e) Counterparts. This letter of intent may be executed in one or more counterparts, each of which shall be deemed to be an original of the party or parties executing the same and all of which, taken together, shall be deemed to constitute one and the same document.

(f) Termination. This letter of intent may be terminated as follows by the mutual written agreement of the parties. Upon termination, this letter of intent shall be deemed of no further effect, provided that the termination of this letter of intent shall not affect the liability of a party for a breach of the binding provisions of this letter intent prior to such termination.

[Signature page follows]

Twelve Seas Sponsors I LLC 135 E. 57th Street, 8th Floor New York, NY 10022

Please execute a copy of this letter of intent to signify your agreement with the foregoing.

Sincerely,

HBS INVESTMENTS LP

By:
Name:
Title:

Agreed to as of this 19 day of December 2019:

Agreed and Accepted: Anvil Trust

By:	/s/ Neil Richardson
Name:	Neil Richardson
Title:

Twelve Seas Sponsors I LLC 135 E. 57th Street, 8th Floor New York, NY 10022

Exhibit “A”

Summary of Terms

Purchase of Public Shares & Guarantee

This Exhibit sets forth in general terms the transactions contemplated by that certain binding letter of intent between HBS Investments LP and Anvil Trust, dated as of December 19, 2019 (“LOI”), of which this Exhibit “A” is a part. Capitalized terms set forth in this Exhibit “A” shall have the respective definitions assigned to them in the LOI. The principal terms relating to the agreement are as follows:

Investor:	Anvil Trust (“Investor”).

Investment Amount:	$10,320,000

Use of Proceeds:	Purchase of 1,000,000 shares of BROG at $10.32 per share (“Purchased Shares”)

Commitment Fee:	50,000 Beneficial Shares (“Commitment Shares”). The Commitment Shares will not be taken into account in the calculation of the Guaranteed Return.

Guaranteed Return to Investor:	15% internal rate of return (“IRR”), compounded annually. IRR is the discount rate that makes the net present value of all cash flows from a particular investment equal to zero, taking into account the timing of such cashflows.

Calculated including dividends received on Purchased Shares, and any cash delivered by Guarantor to Investor, optionally during the Term, or by obligation at the Term end. The cash paid to the Investor will be sourced by sale of the securities underlying the Collateral pool or through other Guarantor’s sources.

If the 15% Guaranteed Return to the Investor is achieved without the use of any shares from the Collateral, the Investor will receive an additional 66,500 Beneficial shares annualized. (See Make Whole)

Guarantor:	HBS Investments LP (the “Guarantor”)

Guarantor Collateral:	The Guarantor shall use 1,500,000 Beneficial Shares of Pubco as “Collateral” for the Guarantee.

Within 6 months of the purchase, the Guarantor shall transfer the Collateral into an escrow account at Credit Suisse or any other bank nominated by the Investor in case Credit Suisse was not able to provide the required escrow service, located in a city of the Investor’s choice. Until the transfer occurs, the Investor shall have a security interest in Guarantor’s LP interest representing its’ beneficial ownership of the Collateral. If the transfer has not occurred within 6 months, then Guarantor shall transfer 12,500 shares per quarter until the transfer is completed.

Twelve Seas Sponsors I LLC 135 E. 57th Street, 8th Floor New York, NY 10022

Selling & Shorting Restrictions:

Investor agrees to not sell the Purchased Shares or engage in any short sale of Pubco securities at prices less than $10.32 per share for the first 12 months following the closing of the Business Combination, unless Purchased Shares are sold as part of an underwritten offering.

Beneficial Share Restrictions:	Beneficial Shares are subject to the following restrictions: Dividend Waiver – First 2 years post-Closing, with right of private sales.

Make Whole:	If the 15% Guaranteed Return to the Investor is achieved without the use of any shares, units or warrants from the Collateral, the Investor will receive an additional 66,500 Beneficial Shares, annualized based pro rata on the portion of Purchased Shares still held. In addition, the Commitment Fee will not be taken into account in the calculation of the 15.0% Guaranteed Return. For the avoidance of doubt, the following example illustrates the Make Whole calculation: After 6 months, the Investor will receive 33,250 Beneficial Shares, after 18 months, 99,750 Beneficial Shares and after 3 years (full term), 200,000 Beneficial Shares, in each case if they still owned all of the Purchased Shares. Further, for the avoidance of doubt, the foregoing annualized 66,500 Beneficial Shares are in addition to the Commitment Shares.

Investor Accounting:	During the term of the Guarantee, Investor will provide an accounting to Guarantor whenever Purchased Shares are sold to calculate the remaining value of its investment accrued with the Guaranteed Return (annualized IRR). For the avoidance of doubt, the Commitment Shares are not taken into account in the calculation of the Guaranteed Return.

Term of Guarantee:	The earlier of 3 years after closing or when Investor no longer holds any Purchased Shares, and in either case, once Investor has received any payments due from Guarantor to satisfy the Guaranteed Return.

Upon the third anniversary of closing, any unsold Purchased Shares shall be marked-to-market (based on a 20 day VWAP) and the Guarantor shall pay cash to Investor to satisfy the Guaranteed Return.

Governing Law:	The Agreements will be governed by and construed in accordance with the internal laws of New York.